UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K	☒ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D
	☐ Form N-CEN	☐ Form N-CSR

	For Period Ended:	December 31, 2021

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

PINGTAN MARINE ENTERPRISE LTD.
Full Name of Registrant

Former Name if Applicable
18-19/F, Zhongshan Building A, No. 154 Hudong Road
Address of Principal Executive Office (Street and Number)
Fuzhou, China 350001
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Pingtan Marine Enterprise Ltd. (the “Company”) respectfully notifies the Securities and Exchange Commission (the “Commission”) that it is unable to file its annual report on Form 20-F for the fiscal year ended December 31, 2021 (the “Annual Report”) within the prescribed time period without unreasonable effort and expense, because the Company has experienced a delay in compiling all the information necessary to complete its annual financial statements as of and for the fiscal year ended December 31, 2021 and notes thereto due to the COVID-19 pandemic and, therefore, needs additional time to complete the Annual Report. The Company expects to file the Annual Report within the 15-day extension period prescribed by Rule 12b-25(b)(2)(ii) under the Securities Exchange Act of 1934, as amended.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Xinrong Zhuo	(+86 591)	(8783-9999)
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company’s preliminary unaudited results for the year ended December 31, 2021 are as follows:

	Year Ended December 31
($ in thousands)	2021	2020
Statement of Income Data:
Revenue	$164,083	$87,240
Net (loss) attributable to the ordinary shareholders of the Company	$(2,780)	$(72,878)

The above are subject to changes as the audit of our financial statements for the year ended December 31, 2021 has not been completed. Important factors that may cause actual results to differ materially from those in the disclosure herein include, but are not limited to, the possibility that the ongoing audit may require adjustments in the financial results estimated above.

Forward-Looking Statements

This notification includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements include, without limitation, the Company’s business plans and development, which can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Such statements are based upon management’s current expectations and current market and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control, which may cause its actual results, performance or achievements to differ materially from those in the forward-looking statements. Risks, uncertainties and assumptions that could affect the Company’s forward-looking statements include, among other things, any changes to the anticipated financial results as a result of its independent registered public accounting firm completing the audit of the Company’s financial statements, the ability of the Company and its auditors to confirm information or data identified in the review, the impact of the COVID-19 pandemic, and other risks and uncertainties discussed more fully in the Company’s filings with the Commission. Unless required by law, the Company expressly disclaims any obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

PINGTAN MARINE ENTERPRISE LTD.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	May 2, 2022	By:	/s/ Xinrong Zhuo
		Name:	Xinrong Zhuo
		Title:	Chief Executive Officer

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